

Filed by Centex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. 001-06776
Date: April 8, 2009

Creating America's Largest and Best-Positioned Homebuilder

"Accelerating Path to Profitability"



Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "may," "can," "could," "might," "will" and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex's stockholders to approve the proposed merger; the failure of Pulte's stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte's common stock or the issuance of Pulte's common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte's and Centex's businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte's and Centex's Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the "SEC") for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Pulte Homes



Pulte Homes

- **Richard Dugas** President and CEO
- **Roger Cregg** EVP, CFO

Centex

- **Tim Eller** Chairman and CEO
- **Cathy Smith** EVP, CFO

Creating the Nation's Premier Homebuilder



- Creates America's largest and best-positioned homebuilder
  - Combined LTM revenues of $11.6 billion
  - Combined LTM closings of approximately 39,000 homes
- Strong market share positions across key geographic markets and customer segments
  - Combined company will have top 3 positions in 25 of the top 50 markets
- Well positioned to take advantage of eventual industry recovery
  - Improves market share in existing markets
  - Leverages management depth, brand names, and marketing network
  - Increases operating leverage on existing and future land positions

Pulte Homes

Note: LTM represents latest twelve months as of 12/31/08.



Significant Financial Benefits

- Strong balance sheet with significant synergy opportunities
  - Approximately $3.4 billion in cash (as of March 31, 2009)
  - Opportunity for $350 million in annual synergies
- Compatibility of businesses allows for efficient integration
  - Similar cultures and management philosophies
  - Plan to implement best practices
  - Track record of Pulte's successful integration of Del Webb
  - Complementary customer / quality focus
- All-Stock transaction allows all shareholders to participate in potential upside of combination

Note: Cash balance per Company Management Data.

Expanded Presence in Top Markets

- The combined company will have a top 3 position among homebuilders in 25 of the top 50 markets in the U.S.



16%
12%
8%
4%
0%
Market Share
San Antonio, TX
Phoenix, AZ
Sacramento, CA
Riverside, CA
Indianapolis, IN
Las Vegas, NV
Charleston, SC
Minneapolis, MN
Raleigh, NC
Charlotte, NC
Jacksonville, FL
Orlando, FL
Cape Coral, FL
Oakland, CA
St. Louis, MO
Ft. Worth, TX
Austin, TX
Dallas, TX
Chicago, IL
Washington, VA
Nashville, TN
Denver, CO
Virginia Beach, VA
Atlanta, GA
Richmond, VA
Pulte
Centex

Source: 2007 Hanley Wood, LLC. (BUILDER Online) data, published in June 2008 and Company Management Data.



Creates the Leading U.S. Homebuilder

- Combined company stands alone as top national homebuilder with strong market share positions across geographic markets and product classes

($ millions) Rank	Company	LTM Units Closed	LTM Revenue	Market Capitalization	Firm Value
1	Pro Forma Pulte	39,263	$11,607	$4,087	$7,213(1)
2	DR Horton	23,915	5,822	3,230	4,782
3	Pulte	21,022	6,289	2,781	4,157
4	Centex	18,241	5,318	947	2,698
5	Lennar	14,281	4,575	1,145	2,764
6	KB Home	11,162	2,547	1,049	1,766
7	NVR	10,741	4,226	2,515	1,534
8	Hovnanian	8,805	2,588	119	1,708
9	Ryland	7,352	1,976	678	1,059
10	Beazer	7,299	1,806	35	1,275
11	Meritage	5,627	1,523	371	794
12	Std Pacific	5,025	1,549	90	1,494
13	MDC Holdings	4,488	1,458	1,396	1,089
14	Toll Brothers	4,200	2,725	3,015	3,552
15	M/I Homes	2,025	608	120	303
16	Orleans Homebuilders	1,075	486	45	487

Note: Market cap and firm value as of 4/7/09. LTM represents latest twelve months as of most recent Company filings.
(1) Does not include transaction adjustments.
Includes cash balance from 12/31/08 Company filings.
The pro forma cash balance as of March 31, 2009 is expected to be approximately $3.4 billion.



Complementary Market Presence



Markets
Pulte
Centex
States
Pulte
Centex
Combined

Source: Company filings as of 12/31/08.



Well Positioned In All Product Segments

Breakdown of Closings by Type of Buyer

Pulte Standalone


First time
17%
Active Adult
45%
First move-up
25%
Second move-up
13%

Pro Forma Pulte


Active
Adult
29%
First time
32%
Second
move-up
12%
First move-
up
27%

Source: Company filings as of 12/31/08.

Best Collection of Brands in the Industry



Pulte Homes

- High awareness
- High quality
- Strength in move-up segment

Del Webb

- Industry-leading awareness in the active adult segment
- High quality
- Strong "pulling power" across the country
- 45+ years of active adult focus

DiVosta Homes

- High awareness in Florida
- High quality
- Operating exclusively in Florida
- Emphasis on move-up and active adult homebuyers

Centex

- High awareness
- High quality
- Strength in entry level and move-up segment

Fox & Jacobs Homes

- High awareness in Texas
- High quality
- Strength in entry level segment



Terms of Transaction

Structure:
- Stock-for-stock merger intended to be tax-free

Fixed Exchange Ratio:
- 0.975 Pulte shares per Centex share

Consideration:
- $10.50 per share (based on April 7, 2009 closing price)
- Premium of 32.6% to the 20-day volume weighted average trading price of Centex's shares
- $3.1 billion transaction value

Ownership
- Pulte 68%, Centex 32%

Board Representation
- Pulte 8, Centex 4

Other Terms:
- Voting agreements with Pulte and Centex officers and directors

Transaction Approvals
- Approval by majority of Pulte and Centex shareholders and customary regulatory approvals

Anticipated Closing
- Q3 2009

Pulte Homes



Strong Land Position Facilitates Incremental Cash Flow Opportunity

- The combined company will have more than 50,000 owned, finished lots

Pulte


Optioned: 23,323 (19%)
Owned: 97,473 (81%)

Total Lots Controlled: **120,796**

\+

Centex


Optioned: 9,493 (14%)
Owned: 59,163 (86%)

Total Lots Controlled: **68,656**

=

Combined


Optioned: 32,816 (17%)
Owned: 156,636 (83%)

Total Lots Controlled: **189,452**

Source: Company filings as of 12/31/08.



Strong Liquidity Position

- The pro forma cash balance as of March 31, 2009 is expected to be approximately $3.4 billion

($ millions) Builders	Cash	Cash Less Debt Maturities Within Next 3 Years	Net Debt / Net Book Cap.
Pro Forma Pulte	$3,087[1]	$1,461	44.7%[2]
DR Horton	1,883	656	35.5
Pulte	1,655	933	34.8
Toll Brothers	1,534	1,191	14.5
Centex	1,432	529	58.2
MDC Holdings	1,305	1,305	NM
NVR	1,148	984	NM
Lennar	1,091	261	35.7
KB Home	1,021	672	48.3
Hovnanian	843	743	90.3
Std Pacific	626	154	70.0
Beazer	437	257	80.6
Ryland	423	423	33.6
Meritage	206	206	44.5
M/I Homes	33	33	35.5
Orleans Homebuilders	28	28	90.6

Source: Most recent Company filings.
Note: NM is not meaningful, cash in excess of debt.
(1) Cash balance from 12/31/08 Company filings.
(2) Does not include transaction costs or adjustments.



Pro Forma Capitalization

($ millions)	Pulte	Centex	Pro Forma
Equity Market Cap	$2,781	$947	$4,087
Cash [1]	1,655	1,432	3,087
Debt & Other [2]	3,031	3,183	6,214
Firm Value	$4,157	$2,698	$7,213
Shareholders' Equity	$2,836	$1,315	$4,141
Total Debt / Book Capitalization	52.8%	71.3%	60.8%
Net Debt / Net Book Capitalization	34.8	58.2	44.7

- Legacy investment grade debt with low coupons and flexible covenants
- Company expects to retire in excess of $1 billion of debt maturities prior to year-end 2009

Source: Company filings as of 12/31/08 and Bloomberg.
Note: Market data as of 4/7/09. Balance sheet data as of 12/31/08.
Pro forma data assumes a 0.975x exchange ratio and an implied Centex equity value of $1,305 million. Excludes transaction costs.
(1) The pro forma cash balance as of March 31, 2009 is expected to be approximately $3.4 billion.
(2) Other includes $135 million of Pulte Investments in Unconsolidated Affiliates and $61 million of Centex minority interest.



Significant Opportunity for Synergies

- Opportunity for $350 million of synergies
- Cost savings:
  - Eliminate corporate overhead: ~$100 million
  - Consolidate field overhead: ~$150 million
  - Interest on debt repayment: ~$100 million
- Additional savings opportunity through production efficiencies / purchasing synergies
- Company expects to realize significant portion of estimated cost savings in first full year with full amount by third year

Pulte Homes



Compatibility of Business / Integration

- Management team with clear integration responsibility
  - Richard Dugas, Chairman, President, CEO
  - Tim Eller, Vice Chairman

  (Richard Dugas and Tim Eller: Co-leaders of integration team)
  - Roger Cregg, EVP, CFO
  - Steve Petruska, EVP, COO
- Compatibility of businesses allows for efficient integration
  - Implementation of management best practices
  - Complementary market presence
  - Opportunity to leverage existing land positions
  - Accelerate growth of various brands into new markets
  - Similar investment criteria
- Proven track record of successful integration

Pulte Homes



Creating Shareholder Value for All Investors

- Merger of two industry leaders will drive greater shareholder value:
  - First-mover advantage
  - Enhances earnings and growth opportunities
  - Supports core business strategy
  - Combined market capitalization of approximately $4.1 billion provides increased shareholder liquidity and visibility
  - Strong pro forma balance sheet
  - Significant synergy potential
- All shareholders participate in potential value creation

Pulte Homes


Pulte Homes
Questions
Centex



Additional Information

In connection with the proposed transaction, Pulte will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov), by accessing Pulte's website at www.pulte.com under the heading "Investor Relations" and then under the link "SEC Filings" and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex's website at www.centex.com under the heading "Investors" and then under the link "SEC Filings" and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte's directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex's directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

Pulte Homes